Catalyst Paper Corporation
2nd Floor, 3600 Lysander Lane
Richmond, British Columbia
Canada V7B 1C3

Tel:	604 247 4400
Fax:	604 247 0512

News Release

August 27, 2008

Demand conditions result in 30-day curtailment

Richmond (BC) – Catalyst Paper announced today that it will curtail production of the No. 1 paper machine at its Crofton Division for 30 days, beginning on September 14, removing approximately 11,000 tonnes of paper production.

The curtailment is being taken in response to reduced paper demand in the key US market, where adverse economic conditions have resulted in reduced print advertising.  It reflects Catalyst’s strategy of matching production with customer orders.

“We are reviewing existing orders and inventories to address delivery commitments and maintain efficient operations during this curtailment,” said President and CEO Richard Garneau.

Catalyst is a leading producer of specialty printing papers and newsprint, headquartered in Richmond, British Columbia, Canada. The company also produces market kraft pulp and owns western Canada’s largest paper recycling facility. With six mills strategically located within western North America, Catalyst has a combined annual capacity of 2.8 million tonnes of production.  Catalyst’s common shares trade on the Toronto Stock Exchange under the symbol CTL.

Forward-Looking Statements

Certain matters set forth in this news release, including statements with respect to production levels and market demand for the company’s products are forward looking.  These forward-looking statements reflect management’s current views and are based on certain assumptions including assumptions as to future operating conditions and courses of action, as well as other factors management believes are appropriate.  Such forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements, including those risks and uncertainties identified under the heading “Risks and uncertainties” in the management’s discussion and analysis contained in Catalyst’s second quarter 2008 interim report available at www.sedar.com.

For more information:

Corporate Affairs
604-247-4011